Exhibit 99.1

Appendix 3H - Notification of cessation of securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Wednesday September 17, 2025

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation

ATHAAB	OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000	Expiry of option or other convertible security without exercise or conversion	17/09/2025

Refer to next page for full details of the announcement

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Appendix 3H - Notification of cessation of securities

Part 1 - Announcement Details

1.1 Name of +Entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	Registration Number
ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

17/9/2025

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Appendix 3H - Notification of cessation of securities

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09

Unquoted +equity securities that have ceased

Number of securities that have ceased

35,000,000

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation	Is the entity paying any consideration for the cessation?
17/9/2025	No

Any other information the entity wishes to notify to ASX about the cessation?

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Appendix 3H - Notification of cessation of securities

Part 2 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

Total number of
ASX +security code and description	+securities on issue
ATH : ORDINARY FULLY PAID	10,875,416,329

ATHO : OPTION EXPIRING 31-AUG-2026	931,232,089

ATHOA : OPTION EXPIRING 26-FEB-2027	1,222,300,911

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	10,000,000

ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,500,000

ATHAE : OPTION EXPIRING 08-AUG-2030 EX $0.013	11,500,000

ATHAF : OPTION EXPIRING 08-AUG-2030 EX USD 0.0086	312,400,200

ATHAD : OPTION EXPIRING 01-JUL-2030 EX $0.01	15,000,000

ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	0

ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.01	170,000,000

ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000

ATHAB : OPTION EXPIRING 13-MAR-2029 EX US$0.0031	62,500,000

ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.004	20,166,667

ATHAC : OPTION EXPIRING 21-MAR-2029 EX US$0.003	40,000,200

ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

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